Exhibit 4.18

Number: 5

LEASE AGREEMENT

Today, Friday on March the thirteenth of June two thousands and three (13–6–2003), present before me, ANAK AGUNG NGURAH ANOM WIDJAKA, Sarjana of Law, Notary in Denpasar, with the presence of witnesses whom I the Notary knows and whose names will be mentioned at the end part of this certificate:

1.	Mr I NYOMAN ARDANA also written as NYOMAN ARDANA, private businessman living in the Municipality of Denpasar, Sub-district of Denpasar Timur, Village of Tonja, on Jalan Nangka Gang Murai I Number 1, aged around 47 (forty-seven) holding an Indonesian Identity Card Number: 22.5002.240456.0105: - according to his information in this case approved by his wife, MRS WAYAN KARIAMI, house wife, living in the same address as her husband, aged around 43 (forty-three) holding an Indonesian Identity Card Number: 22.5002.711260.0596: also present and signs this agreement as a proof of her consent: and in this legal action has contracted a leased object which will be mentioned in this certificate which still becomes security for the credit at BANK PEMBANGUNAN DAERAH BALI, SANUR BRANCH OFFICE based on the statement letter which is made unofficially with necessary tax stamp, dated the second of June two thousand and three (2 – 6 – 2003) and it is written on this minute of this certificate and hereinafter is referred to as: First Party/ the Lessor.

2.	Miss KADEK SURYANI, Sarjana of Economics, private employee, living in Denpasar, the sub-district of Denpasar Timur, the Village of Kesiman Kertalangu, exactly on Jalan Jepun Pipil IV/3, aged about 31 (thirty-one) years, holding Identity Card Number: 22.5002.140672.1004; - according to her information in this case acting based on the letter of empowerment which was made unofficially with necessary tax stamp, dated the twelfth of may two thousands and three (12 – 5 – 2003) and it is related to the minute of this certificate, therefore this party acting in such a way in the name of and legally representing the Company of PT CENDANA INDOPEARLS, which is based in Sorong Papua, and hereinafter is referred to as: Second Party/ the Lessee all the parties I, the Notary, have known. The First Party as mentioned above hereby informs to the Second Party who describes herewith leases from the First Party, that is: - a building with 2 (two) floors tiled roof, bricked wall, tiled floor consisting of 6 (six) bedrooms, guest room, and family room, and a kitchen, bathroom, garage, the following are the details of all parts and its accompaniments as what is written on the enclosed list, which are made separately, dated this day, which are signed by both parties and running water from Water Company (PDAM) and electricity from the electricity company (PLN) with the capacity of 4,400 W (four thousand and four hundreds Watts), and a telephone line from Telecommunication Company with the number: (0361) 461068, located in Denpasar, exactly on Jalan Sekar Jepun V Number 21; - the building stands on a piece of land with ownership right Number: 460/ the Village of Penatih Dangin Puri, with the area of 240 M2 (two hundred and forty square meters) situated in Bali Province, Badung Regency (now the municipality of Denpasar), the sub-district of Denpasar Timur, the Village of Penatih dangin Puri as described in the Situation Figure, dated the seventh of October one thousand nine hundred and eighty-seven (17 – 10 – 1987) Number : 8127/1987, written in the name of : I NYOMAN ARDANA. The Object being leased is not necessary to be put in detail because it has been known and examined thoroughly by both parties; therefore hereinafter all of them are just referred to as “Leased Object”. Then the parties explain that the contract agreement is accepted and held between the two parties with the following terms and conditions:

Article 1

This lease agreement is accepted and fixed by the two parties for the period of 3 (three) years and 4 (four) months which is effective as of the twentieth of May two thousands and three (20 – 5 – 2003) and therefore it terminates on the twentieth of September two thousand and six (20 – 9 – 2006).

Article 2

The rent for the whole period of 3 (three) years and 4 (four) months totals Rp. 30,000,000 (thirty millions rupiahs) and according to this information of the First Party, the amount of money has been received in cash perfectly from the Second Party before this certificate is signed and this Certificate serves as legal receipt.

Article 3

The Lesser warrants the Lessee at the period during which this agreement is still in operation, the Lessee can use the building together with its accompaniment safely, free from prosecution or other barriers from other parties stating to have previous right or jointly owning the rights on the building and its accompaniment; thereby freeing the Lessee from all prosecutions having to do with the points above.

Article 4

The Lessee is obliged to use the building and its accompaniment according to its condition and use, that is, for a place of business and or a place to stay. If the Lessee violates against the said function of the building, this agreement terminates automatically and the Lessee is obliged to abandon it and the specification in paragraph 3 (three) of this article are also effective automatically and the Lessee can ask for the rent for the remainder of the renting period. The Lessee is obliged to maintain the building rented out well as if the building were his own house. The Lessee is obliged to hand over the building and its accompaniment to the Lessor in empty condition at the time of the termination of the agreement as mentioned in Article 1. And the Lessor is considered as careless if he has not handed over the building and its accompaniment right at the time of the termination of the contract agreement and the carelessness is merely proven by the time of the contract that lapses so when this occurs it is necessary to give notice letter for the confiscation or other similar letter, So in this case the First Party/the Lessor/ his Family/ his Heir automatically has been given full power of attorney to empty and occupy the building and its contents himself in any way, and this power cannot be lifted before the occupation of the building and its contents can be attained. The emptying of inhabitants and belongings of the Second Party (or the other party that can have transfer of right) without any middleman, Court, or any other institution the one who has the authority about housing matters if necessary with the help of police, while all the costs and loss and risks that are brought about as a result of emptying the building, all becomes the responsibility of and paid by the Lessee himself.

Article 5

When there is a fire simply because of the carelessness of the Lessee, then the Lessee is obliged to cover everything including the cost of the building at the time of fire or obliged to return the building to its normal condition. The lessee is also obliged to respect all the regulations that have existed or perhaps to be issued by the authority related with the use of the building and its contents: all the costs used to comply with the rules and regulations are imposed on by the Lessee himself: thereby freeing the Lessor from all the claims brought about as a result of the violation and ignorance of the Lessee in fulfilling the regulations or rules.

Article 6

The Lessee is not allowed to change or to add features to the building and its accompaniment except if it is based on the needs and to beautify and strengthen the building. All the changes and or additions made by the Lessee automatically becomes the possession of the Lessor at the time of the termination of the contract agreement with no obligation on the Lessor part to pay the loss whatsoever relating to that to the Lessee.

In the additional to the buildings, it does not include the moved goods brought and fixed by the Lessee in the building he leased such as electric fan, curtains, and shelves, air-conditioners and the like all of which are the belongings of the

Lessee and they can be taken away again at the time of the termination of the contract, it is the obligation of the Lessee to repair parts of the building and its accompaniment which are impaired as a result of taking away the moved goods and they become the responsibility of the Lessee financially.

Article 7

All the burden and bills outstanding on the use of the building by the Lessee during the timer of the contract including the electricity, water, and telephone bill and the retribution for the community organization, for garbage and security shall be the whole responsibility of the Second Party while the bills outstanding before the contract and after the termination of the contract becomes the responsibility of the First Party. The Second Party keeps obliged to pay the electricity, telephone and water bill whose payment can only be made in October two thousands and six (2006). For the electricity, telephone and water bill whose payment can be made in October two thousands and six (2006) of which the use is within the contract period by the Lessee (September 2006), the payment keeps being the responsibility of the Lessee. The Lessee guarantees the Lessor that during the period of the contract all the costs, and bills outstanding on the use of the building including the bill of electricity, water, and telephone and contribution for community organization, garbage and security, are the responsibility of the Lessee; Thereby freeing the Lessor from all burdens, and outstanding bills over the use of the building during the period of the contract, therefore after the termination of the contract agreement the Second Party is obliged to hand in the original receipts of the payments of bills from PLN (electricity company, Telecommunication Company, Water Company (PDAM) to the First Party, And the tax on land and building (PBB) during the period of the contract must be paid by the First Party.

Article 8

If the Lessee moves out or finish the lease before the contract period terminates on the Lessee’s own wish, the Lessee cannot sublet or transfer his contract right to the other party except it has written approval from the Lessor to do so and the remainder of the rent becomes the right of the Lessor and the leased object must be returned to the Lessor in good condition, clean with no inhabitants.

Article 9

This Contract Agreement will not terminate by the building being sold (including the sale because of security execution) or the building transferred in terms of its ownership, or with the death of either party in this agreement, in these cases, this contract agreement keeps being continued by the heir or the right holder of each party up to the time this contract agreement terminates, and the new right holders are obliged to respect the terms and conditions written on the contract agreement.

Article 10

All points that are not yet regulated on this certificate will be settled in a deliberation between the two parties. All the disputes brought about between the two parties about this agreement that cannot be settled in a deliberation between them will be settled by the arbitration institution consisting of 3 (three) members, each of the parties have the right to appoint a member while the third member having concurrent responsibility as the head of the arbitration institution which will be appointed by the two members that have been appointed previously, this institution will have a meeting and make a verdict according to the procedure commonly used in running an arbitration in Indonesia. All the costs for the meetings of the arbitration institution will be completely imposed on the one defeated.

Article 11

The cost for this agreement and other costs having to do with the making of this agreement are the responsibility of the First Party, while the income tax on the making of this contract agreement is the obligation of the First Party amounting to Rp. 3,000,000 (three million rupiahs) must be paid at the expense of the First Party

If the Second Party wishes to extend the lease period written in this contract agreement and the First Party wishes to lease out again the building and its accompaniment, the Second Party has the priority to extend it provided that 2 (two) months before the period of the contract terminates as written in the agreement., the Second Party informs his wish to do so with the cost and terms fixed by the two parties. If in actuality the two parties cannot enter into an agreement immediately about the price and the period of the contract for the extension of the period as written in this agreement, so the contract agreement will terminate right at the time as what confirmed in this certificate. Concerning this certificate with all the consequence, the parties choose the domicile of law, the Denpasar Court of First Instance.

THAT IS THIS CERTIFICATE

Made as a minute in Denpasar on the date, month, and year as stated in the beginning part of this certificate with the presence of Mr. I NYOMAN PUJA SWEDA, Sarjana of Law, and Mrs. I GUSTI AYU ERNA RATNAWATI, Sarjana of Law, both of them are the officials of the Notary Office and living in Denpasar and they serve as witnesses After this certificate I, the Notary, read to the parties and the witnesses, then it is immediately signed by the parties, witnesses, and I the Notary Made with two changes, two

Signed by	: /s/ I NYOMAN ARDANA;
: /s/ Mrs. WAYAN KARIAMI;
: /s/ KADEK SURYANI, SE;
: /s/ I NYOMAN PUJA SWEDA, SH;
: /s/ Mrs. I GUSTI AYU ERNA
RATNAWATI, SH;
: /s/ ANAK AGUNG NGURAH ANOM
WIDJAKA, SH

Given as a copy that reads the same